[redacted]

13014802

SEC
Mail Processing
Section
MAR 04 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67396

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEDGE ALTERNATIVES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

47 Park Lane
(No. and Street)

London (City) — W1K 1PR (State) — United Kingdom (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ASIF SHAHINSHA — +44 20 7399 3360
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MJF & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

515 SOUTH FLOWER ST SUITE 3600 (Address) — LOS ANGELES (City) — CA (State) — 90071 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _ASIF SHAHINSHA____________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _WEDGE ALTERNATIVES LLC____________________________, as of _DECEMBER 31____________________, 2012______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

S. Asif

Signature

DIRECTOR, CHIEF COMPLIANCE OFFICER

Title

EDWARD YOUNG - NOTARY PUBLIC
KOBER-SMITH & ASSOCIATES LLP
10 Carlos Place London W1K 3AT
44 (0) 20 7499 2605
www.notarypublicinlondon.com
~~notary@notarypublicinlondon.com~~

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEDGE ALTERNATIVES LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

WEDGE ALTERNATIVES LLC

CONTENTS

MJF & Associates, APC
Certified Public Accountants
& Management Consultants

INDEPENDENT AUDITORS' REPORT

To the Member of
Wedge Alternatives LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Wedge Alternatives LLC (the Company) as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

515 South Flower Street, Suite 3600, Los Angeles, CA 90071 P: (213) 626-2701 F: (866) 510-6726

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wedge Alternatives LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

MJF & Associates, APC

Los Angeles, California
February 25, 2013

WEDGE ALTERNATIVES LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2012
ASSETS	
Cash	$ 146,717
Receivable from affiliate	18,407
Income tax receivable	6,475
Lease deposit	1,300
Other Assets	4,041
Total assets	$ 176,940
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 6,426
Income tax payable	4,304
Deferred income taxes payable	6,518
Total liabilities	17,248
Member's equity	159,692
Total liabilities and member's equity	$ 176,940

The accompanying notes are an integral part of these financial statements.

WEDGE ALTERNATIVES LLC

STATEMENT OF OPERATIONS

	Year Ended December 31, 2012
Revenues	
Service fees	$ 156,834
Expenses	
Employee compensation and benefits	75,325
Rent	11,567
Professional fees	27,270
Consulting fees	16,860
Travel and entertainment	696
Telephone	1,726
Regulatory fees	2,747
Office and other expenses	4,740
Insurance	1,645
Total expenses	142,576
Net income before income taxes	14,258
Provision for deferred income taxes	(3,359)
Net income	$ 17,617

The accompanying notes are an integral part of these financial statements.

WEDGE ALTERNATIVES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Year Ended December 31, 2012
Balance, January 1, 2012	$ 142,075
Net income	17,617
Balance, December 31, 2012	$ 159,692

The accompanying notes are an integral part of these financial statements.

WEDGE ALTERNATIVES LLC

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2012
Cash flows from operating activities	
Net income	$ 17,617
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Receivables from affiliate	65,441
Income tax receivable	20,612
Prepaid expenses	1,749
Lease deposit	(1,300)
Accounts payable and accrued expenses	(32,631)
Net cash provided by operating activities	71,488
Net change in cash	71,488
Cash, beginning of year	75,229
Cash, end of year	$ 146,717

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Wedge Alternatives LLC (the "Company") is a Delaware limited liability company formed on February 22, 2006 and is wholly owned by Wedge Alternatives (USA) Inc. (the "Parent"). On March 12, 2007, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i). The Company's broker dealer activity consisting of providing private placements of securities. The Company also provides certain administrative services for Wedge Alternatives, Inc. (pursuant to an administration services agreement). Wedge Alternatives Inc. (a British Virgin Islands Corporation) is the sole shareholder of the Parent.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Service Fees

Service fees are recognized when the services are complete, revenues are earned and collection is determined as reasonably assured.

Income Taxes and Deferred Income Taxes

The Company is not a taxpaying entity for Federal income tax purposes. Income (loss) of the Company is reported on the Parent's tax returns. Deferred tax assets and liabilities are measured using the tax rates that apply to taxable income in the period in which the deferred tax asset or liability is expected to be realized or paid. The differences are primarily due to carry over of net operating losses from the prior year and the use of the cash method of accounting for income tax reporting. Valuation allowances are established to reduce deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authorities. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next 12 months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limit.

2. Income Taxes

The Company files its tax return on a cash basis with its Parent and all tax liabilities are assumed by the Parent. The Company is not a tax paying entity for federal, state and local income tax purposes. The Company records its share of federal, state and local income taxes resulting from its operations. The following is a detail of income tax expense:

Federal	
Current	$ 8,098
Deferred	(13,615)
	(5,517)
State and city	
Current	9,819
Deferred	(7,661)
	2,158
Total	$ (3,359)

3. Related Party Transactions

The Company has an administration services agreement with Wedge Alternatives Inc. whereby the Company provides support and administrative services and is reimbursed at a rate of 110% of its costs and expenses.

For the year ended December 31, 2012, the Company earned $156,834 pursuant to the agreement and as of December 31, 2012, $18,407 is owed by Wedge Alternatives Inc. to the Company.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $5,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2012, the Company had net capital of $135,987, which was $130,987 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.079 to 1.

5. Subsequent Events

The Company has evaluated subsequent events as of February 25, 2013 for potential recognition and disclosure and has not identified any subsequent events that require adjustments or disclosure in these financial statements.

WEDGE ALTERNATIVES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2012
Total member's equity		$ 159,692
Deductions		
Non-allowable assets:		
Receivable from affiliate	$ 18,407	
Income tax refund receivable	6,475	
Prepaid expenses	1,300	
Lease deposit	4,041	
		30,223
Tentative net capital		129,469
Add deferred income taxes payable		6,518
Net capital		$ 135,987
Aggregate indebtedness		
Accounts payable and accrued expenses		$ 10,730
Computation of basic net capital requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)		$ 5,000
Excess net capital		$ 130,987
Percentage of aggregate indebtedness to net capital		7.89%
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		$ 135,987
Due to Parent - income taxes		-
Net capital per above		$ 135,987
Aggregate indebtedness as reported in the Company's Part II (unaudited) FOCUS report		$ 10,730
Aggregate indebtedness, as reported herein		$ 10,730

STATEMENT REGARDING EXEMPTION FROM RESERVE REQUIREMENTS

The Company does not effect transactions for customers, as defined in Rule 15c3-3 and accordingly claims exemption from preparing the computations as defined in this Rule.

WEDGE ALTERNATIVES LLC

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)

DECEMBER 31, 2012

MJF & Associates, APC *Certified Public Accountants & Management Consultants*

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)

To the Member of
Wedge Alternatives, LLC

In planning and performing our audit of the financial statements of Wedge Alternatives LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MJF & Associates, APC
Certified Public Accountants
& Management Consultants

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MJF & Associates, APC

Los Angeles, California
February 25, 2013

515 South Flower Street, Suite 3600, Los Angeles, CA 90071 P: (213) 626-2701 F: (866) 510-6726